Clear Water Distilling Co



ANNUAL REPORT

564 W 700 S

Pleasant Grove, UT 84062

(801) 997-8667

https://www.clearwaterdistilling.com/

This Annual Report is dated April 27, 2022.

BUSINESS

Clear Water Distilling Company LLC (dba "Clear Water Distilling Co") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Previous Offerings

Name: Voting Units

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 2,800,997

Use of proceeds: Founders Units

Date: April 23, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Units

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 299,999

Use of proceeds: Startup Funding

Date: April 23, 2018

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The company spent 2019 developing spirits, getting vendors, formula and bottle approval, installing the stills, and ramping up for production. That explains the large expenditures for the year. Bottle sales began in March of 2020. The company now sells over 5 spirits.

Historical results and cash flows:

The company is now open for business, though the sales plan had to pivot because of the recent stay-at-home restrictions. In-person tasting room sales were delayed as online sales/ e-commerce happened sooner than expected. The spirits are available in 47 states through an online sales partner. The spirits industry is seeing record sales and this e-commerce is a great opportunity.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $132,570.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

The company has some debt, including short term loans and a credit card totaling less than $350,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO and Manager

Dates of Service: December 05, 2017 - Present

Responsibilities: Final Decisions, Manage External Issues, The Boss

Other business experience in the past three years:

Employer: USANA Health Sciences

Title: Enterprise Data Architect

Dates of Service: March 27, 2017 - March 15, 2019

Responsibilities: Manage and analyze all data for the company

Other business experience in the past three years:

Employer: InterTec

Title: Data Architecture Consultant

Dates of Service: August 01, 2016 - March 26, 2017

Responsibilities: Data Architecture and Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Units

Member Name: Matthew D Eau Claire

Amount and nature of Beneficial ownership: 1,801,000

Percent of class: 64.3

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,800 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 299,999 with a total of 299,999 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Crowdfunding Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held

by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Voting Units

The amount of securities outstanding is 2,800,997.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the

Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis
accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a

"Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or

expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Clear Water Distilling Co

By /s/ _Matthew Eau Claire_

      Name: <u>Clear Water Distilling Co</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Clear Water Distilling Company

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
3015 Sales - Retail Merchandise	354.00	
3025 Other Revenue	4,050.00	3,525.06
3026 Tours Income	2,472.47	145.70
Total 3025 Other Revenue	**6,522.47**	**3,670.76**
3100 Sales	4,601.89	
3110 Distributor Spirit Sales Income	10,299.06	18,995.16
3115 Square Income	197,992.70	51,722.05
3116 Square Sales Shipping Income	83.00	20.00
3117 Misc Income	3,122.58	
3118 Discounts & Promotions (Contra-Sales)	-39.00	
3119 Sales of Product Income	3,741.89	
3119.5 Bottled Spirit Income	83,866.20	15,029.28
Total 3100 Sales	**303,668.32**	**85,766.49**
Total Income	**$310,544.79**	**$89,437.25**
Cost of Goods Sold		
4000 COGS		
4010 Bottled Spirit COGS	119.60	41,243.75
4020 Bulk Spirit COGS		20,399.69
Total 4000 COGS	**119.60**	**61,643.44**
4100 COGS - Merchandise for Resale	12,760.14	5,238.02
4110 Freight and Shipping Costs	19,020.36	9,341.73
4180 Merchant & E-Commerce Platform Account Fees	12,644.79	3,004.51
Cost of Goods Sold	0.00	
Inventory Shrinkage	0.00	0.00
Total Cost of Goods Sold	**$44,544.89**	**$79,227.70**
GROSS PROFIT	**$265,999.90**	**$10,209.55**
Expenses		
2560 Federal Excise Tax	3,430.56	960.14
2570 State Excise Tax Utah	28,307.52	5,272.85
2571 Utah Tobacco Tax	1,375.31	
6200 PRODUCTION EXPENSES	92.00	62.41
6202 R & D Expense	2,224.27	1,793.21
6205 Continuing Education	668.60	58.53
6207 Fund Raising Expenses	108,673.45	219,892.22
6215 Competition Eval	1,420.67	23.15
6225 Distilling Consulting	675.00	1,195.35
6231 Bulk Purchases	140.49	
6235 Barreled Storage		600.00
6250 Equipment Rental	482.50	

Clear Water Distilling Company

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
6255 Dues and Subscriptions	1,696.89	195.00
6270 Still & Manufacturing Parts	6,512.05	1,388.87
6280 Supplies- Consumable Warehouse	2,976.52	1,830.61
6285 Small Tools	9,369.60	5,753.05
6286 Repairs and Maintenance	2,425.84	8,295.91
6350 Janitorial Expense	3,362.96	2,803.86
6400 BOTTLING EXPENSE	835.49	2,194.91
6820 Utilities	21,025.17	20,797.88
6830 Rent Expense	80,764.30	52,919.60
7000 SELLING EXPENSE	879.71	1,299.06
7004 Samples / Marketing for Bars / Restaurants	1,671.26	926.56
7005 E-Commerce Marketing	56,456.00	11,454.69
7006 Local Marketing & Outreach	21,247.91	4,155.79
7007 Influencers & Sponsorships	35,260.32	3,714.40
7008 Event Expense	5,549.89	
7009 Marketing Misc	74,571.19	3,483.72
7010 Marketing Asset Creation & Subscriptions	7,747.50	4,550.60
7011 Marketing Consultants	57,733.00	
7025 Distributor Expense	4,300.00	600.00
7045 Internet & Website	6,474.45	727.88
7050 Shipping	7,234.68	2,654.85
7051 Packaging & Shipping Supplies	1,261.77	1,439.57
7052 Warehousing Expense	398.00	
7060 Other Import/ Tariff Tax	550.00	
7065 Commissions	156.50	
7070 Tasting Room Expenses	16,904.60	998.16
7071 Retail Space Expense	4,482.27	
7072 Small Warehouse Furnishings	4,077.26	2,700.64
7080 Merchant Card Services		96.87
7125 Employee Benefits	8,262.71	
7126 Employee benefit Dues & Subscriptions	259.99	
7127 Health Insurance	-0.09	
7128 Charitable Contributions	3,500.00	
7130 Travel & Lodging (G&A)	2,765.76	143.43
7131 TRAVEL		
7131.1 Lodging & Transportation- Sales calls	6,089.56	1,175.48
7131.11 Personal Meals on Sales Trips	1,731.30	
7131.2 Vendor Visits & Education	14,360.16	
7131.3 Travel while hauling Freight	7,182.11	
7131.31 Personal Meals on Freight Trips	598.19	
Total 7131 TRAVEL	**29,961.32**	**1,175.48**

Clear Water Distilling Company

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
7134 Vehicle Expenses- gas, insurance, parking, maintenance, registration	6,985.54	
7135 Meals	3,531.78	1,259.35
7135.1 Meals with Clients	1,484.32	
7135.2 Meals - Officers only	122.81	
7135.3 Meals with Employees /Staff Meetings	459.92	
7135.4 Meals for Volunteers / Workers	277.18	
Total 7135 Meals	**5,876.01**	**1,259.35**
7148 Computer & Internet Expenses	9,952.15	5,956.97
7155 Repairs & Maintenance (G&A)	7,380.24	
7156 Bank Charges	1,620.36	489.72
7164 Insurance Expense	21,646.43	3,866.24
7165 General Liability Insurance	1,578.19	
Total 7164 Insurance Expense	**23,224.62**	**3,866.24**
7168 Taxes - Personal Property	2,449.31	
7169 Taxes - Other	107.00	100.00
7171 Worker's Comp Insurance	4,748.60	12.56
7175 Legal	7,075.00	15,491.00
7176 Professional Services	21,718.99	4,271.56
7178 Accounting	4,805.38	5,276.03
7180 Licenses & Permits	5,991.76	5,265.00
7181 Compliance	2,580.17	236.18
7183 Office Expenses & Supplies	4,322.03	4,561.62
7184 Telephone Expense	3,222.37	659.75
7199 Miscellaneous	0.15	228.45
7666 Fraudulent Expenses	-0.03	
Competitions		
7003 Fees & Spirits costs	1,431.74	
Total Competitions	**1,431.74**	
Payroll Expenses	84.90	
Company Contributions		
Health Insurance	8,733.42	
Total Company Contributions	**8,733.42**	
Taxes	3,026.66	150.06
Wages	212,177.56	1,848.57
Total Payroll Expenses	**224,022.54**	**1,998.63**
Purchases		
QuickBooks Payments Fees	254.30	187.55
Square Fees	5,454.54	1,481.47
Total Expenses	**$971,387.96**	**$417,501.33**
NET OPERATING INCOME	$ -705,388.06	$ -407,291.78

Clear Water Distilling Company

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Other Income		
8001 SBA Grant	611,121.93	
8510 Interest Income		0.03
8810 Gain / Loss on Asset	-2,369.50	-725.71
Total Other Income	**$608,752.43**	**$ -725.68**
Other Expenses		
5505 Depreciation Other Machinery	7,931.70	1,068.90
5510 Depreciation Manufacturing Equipment	10,587.54	10,567.54
5515 Depreciation R & D Equipment	915.57	915.57
5520 Amortization Leasehold Improvements	17,422.99	5,487.68
5525 Depreciation Office Equipment	303.69	142.86
5526 Depreciation Lab Equipment	1,281.65	183.09
8505 Interest Expense	25,982.96	17,396.46
9000 Ask My Accountant	280.65	
Fraudulent Charge	-1.22	
Total Other Expenses	**$64,705.53**	**$35,762.10**
NET OTHER INCOME	**$544,046.90**	**$ -36,487.78**
NET INCOME	**$ -161,341.16**	**$ -443,779.56**



CLEAR WATER
DISTILLING Cº

564 W 700 S, Ste 401   801.997.8667
Pleasant Grove, UT 84062   clearwaterdistilling.com

I, Matthew Eau Claire, the CEO of Clear Water Distilling Co, hereby certify that the financial statements of Clear water Distilling Co and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $890,456; taxable income of $-310,046 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th of April, 2022.



Matthew Eau Claire

CEO

4/25/2022



CERTIFICATION

I, Matthew Eau Claire, Principal Executive Officer of Clear Water Distilling Co, hereby certify that the financial statements of Clear Water Distilling Co included in this Report are true and complete in all material respects.

Matthew Eau Claire

CEO